

December 11, 2013

<u>Via E-mail</u>
Robert I. Goldstein
Chief Executive Officer
US Nuclear Corp.
7051 Eton Avenue
Canoga Park, CA 91303

> **Re: US Nuclear Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 14, 2013**
> **File No. 000-54617**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that your acquisition of Optron Scientific Company, Inc. is significant. Please amend your Form 8-K to include the interim financial statements of Optron Scientific Company, Inc. for the nine months ended September 30, 2013 in accordance with Rule 8-04(c) of Regulation S-X.

2. Please explain in detail your past and present relationship with Mr. Richard Chiang and his role with the company.

3. We note a discrepancy in the disclosure of your directors and executive officers. We refer you to page 12 where you disclose a total of 10,700,000 shares of common stock held by "All Directors and Officers as a Group (2 persons)" yet only Mr. Robert Goldstein appears to hold 9,150,000 shares. We note Mr. Richard Chiang's ownership of 1,550,000 would account for the total of 10,700,000 shares. Please revise your security

ownership chart and list of directors and executive officers to accurately and consistently reflect your corporate management.

Forward Looking Statements, page 2

4. Please revise to remove references to a "registration statement" as this is a current report under the Securities Exchange Act of 1934.

Section 1 Registrant's Business and Operations, page 2

Item 1.01 Entry into a Material Definitive Agreement, page 2

5. Please revise this section and your discussion to succinctly and clearly explain the Share Exchange and Cancellation Agreement entered and closed on October 15, 2013. We note several instances of duplicative disclosure, ambiguity between parties and undisclosed parties with respect to the conflict of interest between the control persons of both US Nuclear Corp. and Optron Scientific Company, Inc. In this regard, please revise to address the following issues:

- Disclose both the total amount of US Nuclear Corp. and Optron Scientific Company, Inc. common stock outstanding prior to the Share Exchange; and

- Identify the shareholder of US Nuclear Corp. that executed the Cancellation Agreement. We note your disclosure on page 17. Please explain both the legal and financial purpose and implications of this agreement; and

- Specifically explain the nature and scope of the conflict of interest between the two parties. Please disclose both Mr. Goldstein and Mr. Darian Andersen's role in both parties. Further, identify all significant shareholders (e.g., those with voting control) that comprised the remaining 1,550,000 shares of common stock outstanding immediately following the Cancellation Agreement and prior to the Share Exchange.

Please note this list is explanatory, not exhaustive. For further guidance, please refer to Item 2.01 of Form 8-K, particularly Item 2.01(c) and (d).

Section 2 Financial Information, page 10

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

6. Please revise your discussion by presenting a year-to-year comparison to more clearly explain your most recent two-year period. Refer to Instruction 1 to Item 303(a). Please supplement your disclosure with greater detail of financial results beyond total revenues.

Provide analysis to explain material financial information so as not to simply repeat financial line item information.

7. Please revise to clarify whether the portion of your international revenues attributable to "Korea" refers to South Korea, North Korea, or both.

Security Ownership of Certain Beneficial Owners and Management, page 12

8. Please refer to comment 3 above. Revise your security ownership chart pursuant to Item 403 of Regulation S-K while also clarifying which individuals are members of your board of directors and hold executive officer positions.

Directors and Executive Officers, Promoters and Control Persons, page 12

Officers and Directors, page 13

9. Please disclose the name and dates of Mr. Andersen's principal occupations and employment during the past five years. Refer to Item 401(e) of Regulation S-K.

Compliance with Section 16(A) of the Securities Exchange Act of 1934, page 13

10. Please advise supplementally whether your disclosure accounts for Mr. Chiang's common stock ownership.

Risk Factors, page 21

Risks Related to Our Common Stock, page 27

11. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise this section as follows:

- Specifically describe how and when a company may lose emerging growth company status. In other words, please describe the "certain circumstances" to which you refer in multiple areas. For example, we refer you to disclosure on pages 27 and 30.

- Clearly state your election under Section 107(b) of the JOBS Act.

- Remove all references to your nonexistent "Management's Discussion and Analysis of Financial Condition and Results of Operations – JOBS Act" section.

Optron Scientific Company, Inc. and Subsidiary

Note 8 – Income Taxes, page 12

12. We refer to the valuation allowance presented as of December 31, 2011 and 2012. Please explain to us how you determined that it was more likely than not that all of the Deferred Tax Assets would not be realized at December 31, 2011 and describe the changes in the allowance that were recorded in 2012.

13. Revise to disclose the expiration dates of and tax credit carry forwards per ASC 740-10-50-3.

14. Revise to disclose the significant components of income tax expense for each year presented per ASC 740-10-50-9.

You may contact Christine Adams, Senior Staff Accountant, at 202-551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at (202) 551-3208, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director